EXHIBIT 2.1

DATED   July 11, 2008

(1)	EXLSERVICE HOLDINGS, INC.

(2)	AVIVA GLOBAL SERVICES SINGAPORE PTE LTD

SHARE SALE AND PURCHASE AGREEMENT

(RELATING TO NOIDA CUSTOMER OPERATIONS PRIVATE LIMITED)

CONTENTS

1	DEFINITIONS AND INTERPRETATION

2	PRELIMINARY STATEMENTS

3	SALE AND PURCHASE

4	CONSIDERATION

5	ESCROW

6	COMPLETION

7	WARRANTIES

8	LIMITATIONS ON LIABILITY OF EXL HOLDINGS (US)

9	ANCILLARY PROVISIONS

SHARE SALE AND PURCHASE AGREEMENT

Dated:

BETWEEN:

(1)	ExlService Holdings, Inc., a company registered in the State of Delaware and having its principal office at 350 Park Avenue, 10th Floor, New York, NY 10022 ("EXL Holdings (US)"); and

(2)

Aviva Global Services Singapore Private Limited (formerly Norwich Union Customer Services (Singapore) Private Limited), a company registered in Singapore with registered number 200303457R and whose registered office is at 6 Temasek Boulevard, #22-01 Suntec Tower 4, Singapore 038986 (the "Client").

1	DEFINITIONS AND INTERPRETATION

In this Agreement, unless inconsistent with the context or otherwise specified:

1.1	the following expressions have the following meanings:
"Accounts"	:	the most recent audited consolidated balance sheet and audited consolidated profit and loss account of SPV, and the directors' report and other documents annexed to them;

“Affiliate”	:

any holding company from time to time of EXL Holdings (US) and any subsidiary from time to time of EXL Holdings (US) or of any such holding company and the terms “holding company” and “subsidiary” shall have the meaning given to them by section 736 of the Companies Act 1985;

"this Agreement"	:	this agreement, as varied from time to time in accordance with its terms, and including all schedules and appendices;

“Asset Funding”	:

an amount representing any pre-payment provided by the Client to EXL Holdings (US) or the SPV for the provision of assets which has not been written down to nil in the books of EXL Holdings (US) or the SPV (as the case may be) prior to Completion;

"Auditors"	:	Ernst & Young or any other firm of auditors appointed by SPV from time to time with the prior written consent of the Client;

"Business Day"	:	a day other than a Saturday or Sunday or public holiday in the United Kingdom, United States of America and in India;

“Claim”		a claim under the Warranties or a Compensation Claim;

“Compensation Claim”	:	a claim under clause 7.8;

"Completion"	:	completion of the sale and purchase of the Shares in accordance with clause 6;

“Completion Date”	:	the date on which this Agreement is released from escrow in accordance with the Escrow Deed;

“Disclosure Letter”	:	has the meaning given to it in the Escrow Deed;

"Encumbrance"	:

a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer and retention arrangement) having similar effect but excluding any such encumbrance imposed by the Government of India otherwise than as a result of any act or omission of EXL Holdings (US);

“Escrow Deed”	:

the deed dated on or about 26 June 2008 among EXL Holdings (US), the Client and Aviva Global Holdings Limited (as escrow agent) under which this Agreement is held in escrow on the terms set out therein;

“EXL India”	:	EXL Service.com (India) Private Limited;

“Government of India”	:

shall mean any government, regulatory authority, governmental department, agency, commission, board, tribunal or court or other law, rule or regulation-making entity, having or purporting to have jurisdiction on behalf of the Republic of India, or province or state or other subdivision thereof or any municipality, district or other subdivision thereof;

“Independent Accountants”	:	Deloitte & Touche or such other firm of accountants as may be nominated by agreement of all the Parties;

“Insurance Services Framework Agreement”	:	an agreement dated 26th August 2004 and made between the Client and EXL Holdings (US);

“Insurance Services Work Order”	:	has the meaning given to it in schedule 1 of the Insurance Services Framework Agreement;

"Last Accounting Date"	:	the date to which the Accounts were made up;

"Net Asset Value" or “NAV”	:

the aggregate value of the assets-

(a) less the aggregate value of the liabilities, and

(b) less any Asset Funding,

in each case of the SPV as at the close of business on the Completion Date, as determined by the Auditors pursuant to clause 4. For the avoidance of doubt, any items of capital expenditure by or on behalf of the SPV which have not previously been approved in accordance with the Budget Process set out in Part B of Schedule 3 of the Insurance Services Framework Agreement shall be disregarded for the purposes of determining the NAV. Further, for the purposes of determining the NAV, all the capital assets of NCOP shall be depreciated over a period of 3 years;

"Parties"	:	the parties to this Agreement; and "Party" means either one of them;

"Properties"	:	the property or properties owned, used or occupied by the SPV as at the date of this Agreement;

“Provisional Consideration”	:	has the meaning given to it in clause 4.2;

"Shares"	:	all of the issued shares in the capital of SPV;

"SPV"	:

Noida Customer Operations Private Limited a private company limited by shares incorporated in India under registered number U72900DL2003PTC122175 and whose registered office is at 103A Ashoka Estate, Barakhamba Road, New Delhi 110 001;

“Supplementary Disclosure Letter”	:	has the meaning given to it in the Escrow Deed;

"Tax Authority"	:

any local, municipal, governmental, state, federal or other fiscal or revenue authority, body or official anywhere in the world (which shall include reference to customs and excise authorities) competent to impose Taxation;

"Tax or Taxation"	:	includes any form of taxation, levy, duty, charge, contribution or impost of whatever nature (including any applicable fine, penalty, surcharge or interest) imposed by a Tax Authority;

“Transitional Services Agreement”	:	the transitional services agreement expected to be dated on or about the date of this Agreement between the Client and EXL India;

"Umbrella Agreement"	:	the umbrella agreement, dated 26th August 2004, between (1) the Client, (2) EXL Holdings (US), (3) EXL India and (4) the SPV;

"Virtual Shareholders' Agreement"	:	the virtual shareholders' agreement, dated 26th August 2004, between (1) the Client, (2) EXL Holdings (US), EXL India and (4) the SPV; and

"Warranties"	:	the warranties set out in clause 7 (excluding clause 7.8) and schedule 1.

1.2	the provisions of clauses 1.2 to 1.14 of the Virtual Shareholders' Agreement shall apply to this Agreement as they apply to the Virtual Shareholders' Agreement.
2	PRELIMINARY STATEMENTS
2.1	This Agreement is entered into pursuant to the Virtual Shareholders' Agreement.
2.2

EXL Holdings (US) warrants to the Client that 9,999 equity shares of SPV are owned by EXL India and one share is held by Rajiv Kishan Luthra (as nominee of EXL India) and that it can procure the sale of those shares to the Client.

2.3	EXL Holdings (US) wishes EXL India to sell and the Client wishes to buy the Shares on the terms and subject to the conditions of this Agreement.
3	SALE AND PURCHASE
3.1

EXL Holdings (US) shall procure the sale by EXL India of the Shares as beneficial owner and the Client shall buy the Shares free from any Encumbrance, and together with all rights now and hereafter attaching or accruing to them and all dividends and distributions declared, made or paid on or after the Completion Date.

3.2

The Client shall not be obliged to complete the purchase of any of the Shares unless the purchase of all of the Shares is completed simultaneously. However, completion of the purchase of some of the Shares will not affect the rights of the Client with respect to the others.

3.3

For so long after Completion as EXL India remains the registered holder of any of the Shares, EXL Holdings (US) shall procure that EXL India holds them and any distributions, property and rights deriving from them in trust for the Client and shall deal with the Shares and any distributions, property and rights deriving from them as the Client directs.

4	CONSIDERATION
4.1	The consideration for the Shares (“the Consideration”) shall comprise the payment in cash of an amount equal to the Net Asset Value.
4.2

The Provisional Consideration shall be INR 51.8 million or such other figure as the parties may agree, which the parties agree is based on the fair value of the Shares calculated as at 29 February 2008.

4.3

The Client shall procure that the Auditors shall determine the Net Asset Value and deliver to EXL Holdings (US) a draft statement of the Net Asset Value as soon as practicable after Completion and, in any event, within 30 Business Days after the Completion Date. Insofar as it relates to NAV, the statement shall be drawn up from the accounting records of the SPV on a going concern basis in accordance with:

4.3.1	the accounting policies set out in clause 4.4;

4.3.2	(to the extent not inconsistent with clause 4.3.1) the accounting policies, estimation techniques and measurement bases used for the preparation of the Accounts; and
4.3.3	(to the extent not inconsistent with clauses 4.3.1 and 4.3.2) US generally accepted accounting principles as at the Completion Date.
4.4	The policies mentioned in clause 4.3.1 are as follows:
4.4.1	no value shall be attributed to intangible assets; and
4.4.2

the value attributed to any asset which was acquired by the SPV to replace a destroyed or lost asset shall be the value which would have been attributed to the destroyed or lost asset had it not been destroyed or lost.

4.5

EXL Holdings (US) shall be entitled (but not obliged), at its own cost, to undertake (or procure its accountants to undertake) a review of the statement delivered to it under clause 4.3 and the Client shall provide to EXL Holdings (US) and its accountants all reasonable assistance reasonably required by EXL Holdings (US) and/or (as the case may be) its accountants in order to enable EXL Holdings (US) to exercise its rights under this clause 4. EXL Holdings (US) shall be entitled to notify the Client that it disagrees with the draft statement of NAV, any such notification to give reasons in detail for such disagreement and, if such review is undertaken by EXL Holdings (US)'s accountants, to be accompanied by a letter from those accountants supporting such disagreement and such reasons. EXL Holdings (US) shall not be entitled to give such notification to the Client at any time after the date 20 Business Days after delivery to it of the draft statement and following such date EXL Holdings (US) shall in the absence of any prior notification be deemed to have agreed such draft statement in the form delivered to it.

4.6

In the event that a notification of disagreement is given to the Client in accordance with clause 4.5, the Parties shall (in conjunction with the Auditors and (if relevant) EXL Holdings (US)'s accountants) meet and discuss EXL Holdings (US)'s objections to the draft statement referred to in the notification (and any other matters which are raised by the Client) in order to seek to reach agreement upon such adjustments (if any) to the draft statement of the NAV as are acceptable to the Parties so as to enable such draft to be finalised.

4.7

If the Parties are unable to resolve any differences of views within 15 Business Days following the receipt by the Client of the notification of disagreement pursuant to clause 4.5, the matters in dispute shall be referred to the Independent Accountants for determination. The Independent Accountants shall act as experts and not as arbitrators and their decision (in the absence of manifest error) shall be final and binding on the Parties. The fees of the Independent Accountants shall be payable by the Parties in such proportions as the Independent Accountants determine.

4.8	The Independent Accountants shall decide the procedures to be followed in the determination, but the following provisions shall apply in any event:
4.8.1

the outstanding matters in dispute shall be notified to the Independent Accountants in writing by the Client and/or EXL Holdings (US) within five Business Days of the Independent Accountants' appointment;

4.8.2

the Independent Accountants' terms of reference shall be to determine the outstanding matters in dispute, including the finalisation of the form and content of the statement of the NAV, taking into account the provisions of this Agreement, within 15 Business Days of receipt of each Party's submissions referred to in clause 4.8.5, or as soon as practicable afterwards;

4.8.3

EXL Holdings (US) and/or EXL Holdings (US)'s accountants and the Client and/or the Auditors shall each promptly prepare a written statement setting out their respective positions on the matters in dispute ("Opening Submissions") and shall, within 10 Business Days of the appointment of the Independent Accountants, deliver to them two copies of their respective Opening Submissions (together with any necessary and relevant supporting documentation);

4.8.4

the Parties shall procure that, upon receipt of both Parties' Opening Submissions, the Independent Accountants shall arrange for a copy of EXL Holdings (US)'s Opening Submissions to be delivered to the Client, and a copy of the Client's Opening Submissions to be delivered to EXL Holdings (US);

4.8.5

within 10 Business Days of such delivery, the Parties shall each comment in writing on the Opening Submissions and documentation submitted by the other Party ("Submissions in Reply"), and two copies of such Submissions in Reply shall be addressed and delivered to the Independent Accountants;

4.8.6

the Parties shall procure that, upon receipt of both Parties' Submissions in Reply, the Independent Accountants shall arrange for a copy of EXL Holdings (US)'s Submissions in Reply to be delivered to the Client, and a copy of the Client's Submissions in Reply to be delivered to EXL Holdings (US); and

4.8.7

the Parties shall require the Independent Accountants to deliver their decision in writing to each of the Parties as soon as possible after each of the Parties has complied with its obligations under this clause 4.8 and, in any event, within 15 Business Days of both Parties complying with 4.8.5 and any request made by the Independent Accountants pursuant to clause 4.9 below.

4.9	The Parties shall co-operate with the Independent Accountants and comply with any reasonable requests made in connection with the carrying out of their duties under this Agreement.
4.10

Nothing in this clause 4 shall entitle a Party or the Independent Accountants access to any information or document which is protected by legal professional privilege, or which has been prepared by the other Party or its accountants and other professional advisers with a view to assessing the merits of any claim or argument.

4.11

The determination pursuant to 4.7 of the Net Asset Value shall not adversely affect, limit or prejudice or constitute a waiver of any right or remedy of the Client in relation to any claim which it may have against EXL Holdings (US) in respect of any breach of any of the Warranties or under any of the other provisions of this Agreement provided that the Client shall not be entitled to recover twice in respect of the same loss.

4.12	If the aggregate amount, as agreed by the Parties pursuant to clause 4.5 above or determined pursuant to clause 4.7 above is:-
4.12.1

greater than the amount of the Provisional Consideration paid pursuant to clause 6.2 below, the Client shall, within seven business days of such agreement or determination, pay the proportion of the amount of the difference due to each selling shareholder by telegraphic transfer for same day value to the bank account nominated by EXL Holdings (US) for this purpose of (i) EXL India and (ii) Rajiv Kishan Luthra, remitted in Indian rupees; or

4.12.2

less than the amount of the Provisional Consideration paid pursuant to clause 6.2 below, EXL Holdings (US) shall, within seven business days of such agreement or determination, pay to the Client the amount of the difference by telegraphic transfer for same day value to the bank account nominated by the Client for this purpose remitted in Indian rupees.

5	ESCROW

This Agreement shall not become effective until it shall have been released from escrow in accordance with the terms of the Escrow Deed.

6	COMPLETION
6.1	Completion shall take place at the Client's registered office at 10.00 am on the Completion Date.
6.2	On Completion:
6.2.1	the Parties will comply with their respective obligations in schedule 2;
6.2.2

EXL Holdings (US) shall procure that all indebtedness between the Client and EXL Holdings (US) or any Affiliate shall be repaid and that any agreements in force between the SPV and EXL Holdings (US) or any Affiliate shall be terminated; and

6.2.3

the Client shall pay the proportion of the Provisional Consideration due to each selling shareholder by telegraphic transfer for same day value to the bank account nominated in writing by EXL Holdings (US) of (i) EXL India and (ii) Rajiv Kishan Luthra, remitted in Indian rupees.

6.3

If any of the requirements of schedule 2 (to the extent not previously waived in terms of this Agreement) are not complied with on the Completion Date, the Client may (without prejudice to its other rights and remedies, including the right to claim damages for the breach):

6.3.1	defer Completion to a date not more than 30 days after such date (and so that the provisions of this clause 6.3 shall apply to Completion as so deferred); or
6.3.2	proceed to Completion so far as practicable (without prejudice to its rights under this Agreement); or
6.3.3	rescind this Agreement without liability on its part; or
6.3.4	waive all or any of the obligations in question.
6.4

The rights and obligations of the parties under the Virtual Shareholders’ Agreement (including without limitation under clauses 12 and 13 thereof) shall continue to apply as if the Call Option (as defined in clause 10 thereof) had been validly exercised one month before the date of this agreement.

7	WARRANTIES
7.1

EXL Holdings (US) warrants to the Client in the terms set out in schedule 1 subject as provided in this clause 7 and clause 8 and further that the Warranties shall be true and accurate in all material respects and fulfilled down to Completion in all material respects as if they had been made or given at Completion (on the basis that references in the Warranties to any fact, matter or thing existing, occurring or having occurred at or on and/or before or after (and similar terms) the date of this Agreement shall be construed as references to it having so done at or on and/or before or after (and similar terms) the Completion Date).

7.2	EXL Holdings (US) is aware and acknowledges that the Client has entered into this Agreement in reliance on the Warranties.
7.3

The Warranties are given subject to any matters fully and fairly disclosed in the Disclosure Letter or the Supplementary Disclosure Letter, provided that (a) such matters have arisen in the ordinary course of the business of the SPV carried on in all material respects in compliance with the terms of the Virtual Shareholders' Agreement and the Agreements (as that expression is defined in the Virtual Shareholders' Agreement); and (b) the reduction in the value of the assets of the SPV, the liabilities or increased liabilities of the SPV or the reduction in the value of the Shares (as the case may be) arising, directly or indirectly, from such matters is less than £100,000.

7.4	The rights and remedies of the Client in respect of any breach of the Warranties shall not be affected by Completion.
7.5

Each of the Warranties set out in each paragraph of schedule 1 is separate and independent and unless otherwise expressly provided shall not be limited by reference to any other Warranty or anything in this Agreement.

7.6

EXL Holdings (US) undertakes (except only as may be necessary to give effect to this Agreement or the Insurance Services Framework Agreement or except with the written consent of the Client) that it will not and will procure that the SPV will not do, allow or procure any act or omission before Completion which would constitute a material breach of or would be inconsistent in any material respect with any of the Warranties if given at any time prior to Completion. In addition, EXL Holdings (US) will and will procure that the SPV will provide all reasonable co-operation to the Client to ensure the efficient continuation of operation and management of the SPV and, if necessary and with reasonable notice in writing from the Client, to prepare for the introduction of new operating and management procedures in readiness for Completion.

7.7

If in respect of or in connection with any Claim any sum payable to the Client by EXL Holdings (US) by way of compensation is subject to Taxation, then such further amount shall be paid to the Client by EXL Holdings (US) so as to secure that the net amount received by the Client is equal to the amount of compensation due to it in respect of such breach.

7.8

Subject to the limitations in clause 8, EXL Holdings (US) agrees to compensate the SPV on demand on an after tax basis for any costs, claims, liabilities, losses and expenses incurred by the SPV as a result of any of the things described in schedule 3.

8	LIMITATIONS ON LIABILITY OF EXL HOLDINGS (US)
8.1	EXL Holdings (US) shall not be liable in respect of a Claim:-
8.1.1

unless and until the amount that would otherwise be recoverable from it (but for this clause 8.1) in respect of that Claim, when aggregated with any other amount or amounts recoverable in respect of other Claims against it, exceeds £100,000; and

8.1.2	unless the amount of such Claim exceeds £10,000.
8.2	The total aggregate liability of EXL Holdings (US) in respect of all Claims is limited to the lesser of:-
(a)	£5,000,000 (five million pounds sterling); or

(b)

an amount equal to the aggregate of all amounts paid by Client to EXL Holdings (US) by way of Profit Levels as defined in the Service Payments section of Schedule 3 of the Insurance Services Framework Agreement (but not otherwise) pursuant to the Insurance Services Framework Agreement in the period of three years preceding Completion.

8.3

EXL Holdings (US) shall not be liable in respect of a Claim unless the Client has given EXL Holdings (US) notice of the Claim, stating in reasonable detail the nature of the Claim, and if practicable, the amount claimed:

8.3.1	in respect of a claim for breach of a Warranty relating to Taxation, on or before the date which is seven years and one month from the Last Accounting Date; or
8.3.2	in respect of any other Claim, on or before the date two months after signature of the Auditors' report on the accounts of the SPV for the financial year during which Completion takes place.
8.4

EXL Holdings (US) shall not have any liability under the Warranties in paragraph 2 of schedule 1 in respect of any Tax levied by a Tax Authority which arises after Completion and which the Client is reasonably satisfied has not arisen because of a failure by EXL Holdings (US) or the SPV to manage its affairs in the manner of a normally competent business person mindful of the need to mitigate its Tax liabilities both before and after Completion.

8.5

EXL Holdings (US) shall not have any liability for any Claim in respect of any employee litigation which arises after Completion and which the Client is reasonably satisfied has not arisen because of a failure by EXL Holdings (US) or the SPV to manage its affairs in the manner of a normally competent business person mindful of the need to mitigate the risks of such litigation both before and after Completion.

8.6

EXL Holdings (US) shall not have any liability under any Claim to the extent that such Claim arises in respect of a matter which was previously drawn to the Client’s attention by EXL Holdings (US) and the Client has disregarded any advice given by EXL Holdings (US) in respect thereof, by either refusing to sanction an item of reasonable expenditure (including, but not limited to, the carrying on of additional services pursuant to the Insurance Services Framework Agreement) for which Client would be liable to reimburse EXL Holdings (US) or else giving instructions to EXL Holdings (US) or the SPV which are contrary to that advice and, where, had that expenditure been incurred or that advice been followed (as the case may be), either:

8.6.1	the Claim would not have arisen; or
8.6.2

the amount of any loss sustained by the Client as a result of the breach giving rise to that Claim would have been reduced (in which case EXL Holdings (US) shall only be liable to the Client in respect of such reduced amount).

8.7

EXL Holdings (US) shall not have any liability under any Claim to the extent that such Claim arises solely by reason of a change in legislation applicable to the SPV and which the Client is reasonably satisfied has not arisen because of a failure by EXL Holdings (US) or the SPV to manage its affairs in the manner of a normally competent business person mindful of the need to mitigate the risks of any such legislative change.

8.8

EXL Holdings (US) shall not have any liability under the Warranties to the extent that it arises from any matter of which the Client or its directors, officers, employees, agents or advisers had actual knowledge.

8.9	EXL Holdings (US) shall not have any liability under any Claim to the extent that such Claim would not have arisen but for:-
8.9.1

any act, omission, transaction or arrangement made by or on behalf of, or with the knowledge or consent of, the Client or any of its Associated Companies before, on or after Completion and whether pursuant to this Agreement, the Virtual Shareholders’ Agreement or otherwise;

8.9.2

any reorganisation or change in ownership of the Client or any of its Associated Companies or any change by any such company in the accounting basis on which its assets are valued or the accounting basis, method, policy or practice on which its accounts are prepared, after Completion.

8.10

EXL Holdings (US) shall not have any liability in relation to any Claim to the extent that full allowance, provision or reserve in respect thereof shall have been made in, or otherwise taken account of or reflected in (whether in the calculation of creditors or debtors or otherwise), the Accounts.

8.11	EXL Holdings (US) shall only have liability in relation to any Claim if and to the extent that it is admitted by EXL Holdings (US) or is proven in a court of competent jurisdiction.
8.12	The Client shall not be entitled to make a Claim for any indirect or consequential loss or loss of profit.
8.13	The Client shall not be entitled to recover damages or otherwise obtain reimbursement or restitution more than once in respect of the same loss.
8.14	Clauses 8.1 to 8.13 shall not apply where the relevant amounts being claimed arise as a result of the fraud, dishonesty or wilful default of EXL Holdings (US).
9	ANCILLARY PROVISIONS
9.1	Claims by officers

EXL Holdings (US) agrees with the Client (as trustee for the SPV) that it will indemnify the SPV in respect of:

9.1.1

any liability of the SPV (as the case may be) to pay any amount by way of redundancy payment or compensation for wrongful or unfair dismissal to any of the directors or the secretary of the SPV who retires on Completion and who, despite the terms of his letter of resignation, makes a claim for redundancy payment or compensation; and

9.1.2	all costs, charges and expenses whatsoever incurred by the SPV in resisting or compromising any such claim for redundancy payment or compensation.
9.2	Time of essence

Time is of the essence of this Agreement in respect of any date or period mentioned in this Agreement and any date or period substituted by written agreement between the Parties or otherwise.

9.3	Umbrella Agreement

To the extent relevant, the provisions of clause 9 of the Umbrella Agreement shall apply to this Agreement as they apply to the Umbrella Agreement.

This share sale and purchase agreement has been signed on the date first stated on page 1.

Signed for and on behalf of

ExlService Holdings, Inc. by

/s/ Rohit Kapoor	name

Signed for and on behalf of

Aviva Global Services Singapore

Pte Ltd by

/s/ Steven Turpie	name